UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*




                            KINNARD INVESTMENTS, INC.
- --------------------------------------------------------------------------------

                                (Name of Issuer)


                          COMMON STOCK, $.02 PAR VALUE
- --------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   497059-10-5

  ----------------------------------------------------------------------------

                                 (CUSIP Number)


                Robert S. Spong, 920 Second Avenue South,
                Minneapolis, MN 55402  (612) 370-2700
- --------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                                     3/5/96
  ----------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [x]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
- -------------------------------------------------------------------------------
CUSIP No.       497059-10-5


- --------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Robert S. Spong
   ###-##-####

- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[ ]
                                                                      (b)[ ]


- --------------------------------------------------------------------------------
3  SEC USE ONLY


- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   00
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                    [ ]


- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
- --------------------------------------------------------------------------------
NUMBER OF      7  SOLE VOTING POWER
 SHARES
BENEFICIALLY
 OWNED BY
  EACH
REPORTING
 PERSON
  WITH
                221,890 (Includes 11,437 shares held for reporting person in the John G. Kinnard and Company, Incorporated Employee
                Stock Ownership Plan & Trust)
- -------------------------------------------------------------------------------
               8  SHARED VOTING POWER

                  17,297
- --------------------------------------------------------------------------------
               9  SOLE DISPOSITIVE POWER

                  283,074 (Includes 72,621 shares held in reporting person's 401k/profit sharing plan)
- --------------------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  17,297
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   311,808
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.2%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

        Kinnard Investments, Inc. Common Stock, $.02 Par Value
        920 Second Avenue South
        Minneapolis, MN 55402

Item 2. Identity and Background.

     a.   Robert S. Spong

     b.   920 Second Avenue South
          Minneapolis, MN  55402

     c. Mr. Spong is a Director of Kinnard Investments, Inc. and an Investment Executive with John G. Kinnard and Company, Incorporated, its wholly-owned subsidiary.

     d.   Mr. Spong has never been involved in a criminal proceeding.

     e. Mr. Spong has never been a party to a civil proceeding as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f.   Mr. Spong is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     Shares were acquired under John G. Kinnard and Company, Incorporated Employee Stock Ownership Plan and Trust. No payment was necessary.

Item 4. Purpose of Transaction.

        N/A

Item 5. Interest in Securities of the Issuer.

     Mr. Spong beneficially owns 311,808 shares. 11,437 shares are held on his behalf in the John G. Kinnard and Company, Incorporated Employee Stock Ownership Plan & Trust which he may vote but not dispose of; 72,621 shares are held in his 401k/profit sharing plan which he may dispose of but not vote; and 17,297 shares are held by his spouse.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        N/A

Item 7.  Material to be Filed as Exhibits.

         N/A


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 15, 1996


                                                     /s/ Robert S. Spong
                                                     Robert S. Spong